Exhibit 99.1

MAGAL INTRODUCES SAFE SPACES VIDEO ANALYTICS SOLUTIONS
Features Mask Detection and Monitoring of Social Distance, Occupancy, and Sanitation Stations
Intelligent Video Analytics Enable Reopening Amidst COVID-19 While Maintaining Public Safety

Yehud, Israel –May 14, 2020 /PRNewswire/ -- Magal Security Systems (NASDAQ GMS: MAGS) a leading international provider of comprehensive physical, video and access control security products and solutions, as well as critical site management, introduces Safe Spaces video analytics solutions for Mask Detection, Social Distance Monitoring, Occupancy Monitoring and Sanitation Station Monitoring.

Mr. Dror Sharon, Chief Executive Officer of Magal, said “The Senstar brand stands for security and protection. Safe Spaces facilitates reopening with confidence and assures compliance with public health requirements to keep employees, customers and the general public safe and protected. As the world prepares to resume business and social activities, face masks, social distancing and sanitizing will remain necessary to increase confidence and reduce personal risk. The Senstar Safe Spaces video analytics solution is software based and camera agnostic, allowing easy integration with existing and new Senstar Symphony VMS customers. The platform will offer a portfolio of functionality from detection to embedded edge, deep learning analytics.”

In the upcoming days, Senstar is releasing Symphony-based Safe Spaces, with face mask detection, as well as monitoring for sanitizing stations, social distancing, and occupancy limits. Additional products and enhancements for the solutions portfolio, including an embedded edge solution with deep learning analytics will be available in the coming weeks. The deep learning edge solution will be both camera and VMS agnostic allowing the addition of the Safe Spaces analytics to any existing system.

About Magal Security Systems Ltd.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G ‐ our 4th generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

IR Contact:
Brett Maas, Managing Partner
Hayden IR 646-536-7331
Brett@HaydenIR.com

Magal Security Systems Ltd.
Diane Hill, Assistant to the CEO
 Tel: +972-3-539-1421
dianeh@magal-s3.com
www.magalsecurity.com